Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

January 30, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Karina Dorin,

Ms. Laura Nicholson

Re:	MingZhu Logistics Holdings Limited

Registration Statement on Form F-3

Filed January 9, 2023

File No. 333-267839

To the Reviewing Staff Members of the Commission:

On behalf of our client, MingZhu Logistics Holdings Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 23, 2023 on the Company’s Registration Statement on Form F-3 Amendment No. 1 previously submitted on January 9, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its registration statement on Form F-3 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 1 to Form F-3 filed January 9, 2023

About MingZhu Logistics Holdings Limited, Page 1

1.

We note your response to prior comment 3 and reissue such comment in part. On your cover page, and throughout your prospectus, refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, we note your revised disclosure on page ii that includes your VIEs in your definition of the “Company,” “we,” “our” or “us.”

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages ii and 1 in accordance with the Staff’s instructions.

2.	We note your response to prior comment 5 and reissue it. Please revise your disclosure in this section to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 3 to 5 in accordance with the Staff’s instructions.

3.	We note you disclose in response to prior comment 6 that “Mingzhu is permitted under PRC laws and regulations as an offshore holding company to provide funding to its PRC subsidiaries in China through shareholder loans or capital contributions, subject to satisfaction of applicable government registration and filing requirements.” Please expand your disclosure to describe the applicable government registration and filing requirements.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 41 and 49 in accordance with the Staff’s instructions.

Exhibits

4.	Please revise the legal opinion to opine on the legality of all the securities being registered, as required by Item 601(b)(5)(i) of Regulation S-K. Refer to Item 9 of Form F-3.

Response: In response to the Staff’s comments, the Company is filing the updated legal opinion as Exhibit 5.1 of this Amendment.

5.	We note that the consent of Audit Alliance LLP filed as Exhibit 23.1 consents to the incorporation by reference of such firm’s report dated January 6, 2023 with respect to the audit of the consolidated financial statements of MingZhu Logistics Holdings Limited and its subsidiaries as of and for the year ended December 31, 2021. However, the Audit Alliance report with respect to such audit does not appear to be dated January 6, 2023. Please obtain and file a revised consent.

Response: In response to the Staff’s comments, the Company is filing the updated consent of Audit Alliance LLP as Exhibit 23.1 of this Amendment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

	By:	/s/ Bill Huo
	Name:	Bill Huo
cc: Michael Goldstein

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